UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: August 10, 2005

SOLAR ENERGY LIMITED
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

001-14791	76-0418364
(Commission File Number)	(IRS Employer Identification Number)

Andrew Wallace, Chief Executive Officer and Chief Financial Officer
145-925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2
(Address of principal executive offices)

(604) 669-4771
(Registrant's telephone number, including area code)

None
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K/A filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

□ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

□ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

□ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

□ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.01   COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS

On August 10, 2005, Solar Energy Limited ("Company") entered into and completed a Stock Purchase Agreement with Planktos, Inc. ("Planktos") and Russ George, the sole shareholder of Planktos, in connection with the Company's acquisition of 100% of the issued and outstanding stock of Planktos.

The Company acquired Planktos as a wholly owned subsidiary for a purchase price of one million five hundred thousand dollars ($1,500,000) in the form of a convertible debenture. The convertible debenture had a 5 year term, bore interest at 5% and was convertible into Company's shares at 10% below market at any time after twelve (12) months and prior to the expiration of the debenture. The acquisition also committed the Company to assist Planktos in the process of becoming a public company either by reverse acquisition into an existing public entity or through offering assistance with an initial public offering of the common stock Planktos and to advance up to $1,500,000 in the form of loans over twelve months. On November 17, 2005, the Company and Mr. George agreed to amend the terms of the convertible debenture in order to permit Mr. George to convert the $1,500,000 purchase price into shares of Company common stock at any time prior to the expiration of the term of the debenture. Mr. George elected to convert the debenture into shares of the Company's common stock at $1.00 a share on November 21, 2005.

On August 18, 2005, the Company entered into and completed a Stock Purchase Agreement with D2Fusion Inc. ("D2Fusion") and Russ George, the sole shareholder of D2Fusion, in connection with the Company's acquisition of 100% of D2Fusion's issued and outstanding stock.

The Company acquired D2Fusion as a wholly owned subsidiary for a purchase price of two million dollars ($2,000,000) in the form of a convertible debenture. The convertible debenture had a 5 year term, bore interest at 5% and was convertible into Company's shares at 10% below market at any time after twelve (12) months and prior to the expiration of the debenture. The acquisition also committed the Company to arrange financing of not less than $2,200,000 and to introduce D2Fusion to the public capital markets for the purpose of raising additional capital in excess of the Company's financing obligations. On November 17, 2005, the Company and Mr. George agreed to amend the terms of the convertible debenture in order to permit Mr. George to convert the $2,000,000 purchase price into shares of Company common stock at any time prior to the expiration of the term of the debenture. Mr. George elected to convert the debenture into shares of the Company's common stock at $1.00 a share on November 21, 2005.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

Pro forma financial statements are hereby filed by amendment to two Form 8-Ks filed on August 19, 2005, with the Securities and Exchange Commission.

The following exhibits are filed herewith:

Exhibit No.	*Page No.*	*Description*
10(i)	*	Stock Purchase Agreement dated August 10, 2005 between the Company and Planktos (incorporated by reference to the Form 8K, film number 051038897, filed with the Commission on August 19, 2005).
10(ii)	*	Stock Purchase Agreement dated August 18, 2005 between the Company and D2Fusion (incorporated by reference to the Form 8K, film number 051039196, filed with the Commission on August 19, 2005).
99(i)	*	Press Release dated August 12, 2005 announcing the acquisition of Planktos (incorporated by reference to the Form 8K, film number 051038897, filed with the Commission on August 19, 2005).
99(ii)	*	Press Release dated August 19, 2005 announcing the acquisition of D2Fusion (incorporated by reference to the Form 8K, film number 051039196, filed with the Commission on August 19, 2005).
99(iii)	4	Pro forma financial statements consolidating the Company with Planktos and D2Fusion for the period ended June 30, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Solar Energy Limited   *Date*

By: /s/ Andrew Wallace   June 8, 2006
Name: Andrew Wallace
Title: Chief Executive Officer

EXHIBIT 99(iii)

SOLAR ENERGY LIMITED
(A DEVELOPMENT STAGE COMPANY)

PRO FORMA INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005
(Unaudited)

SOLAR ENERGY LIMITED
(A DEVELOPMENT STAGE COMPANY)
INTERIM CONSOLIDATED BALANCE SHEETS

	Solar Energy June 30, 2005	D2 Fusion, Inc June 30, 2005	Planktos, Inc June 30, 2005	Proforma Adjustments Dr.	Proforma Adjustments Cr.	Proforma Consolidated June 30, 2005
	(Unaudited)	(Audited)	(Audited)			(Unaudited)
CURRENT ASSETS						
Cash	$ 166,199	$ 130,005	$ 9,558			$ 305,762
Other receivables	154,900	-	-	20,000	174,900	-
Prepaid expenses	33,049	-	-			33,049
	354,148	130,005	9,558			338,811
FURNITURE AND EQUIPMENT, net	2,669	-	-			2,669
OTHER ASSETS						
Deposits	25,300	-	-			25,300
Investment in Mining and Mineral Rights	-	-	-			-
	25,300	-	-			25,300
	$ 382,117	$ 130,005	$ 9,558			$ 366,780
CURRENT LIABILITIES						
Accounts payable	$ 83,942	$ -	$ -			$ 83,942
Accrued liabilities	175,608	-	-			175,608
Advances payable	-	149,855	25,000	174,855		-
Notes payable – related party (Note 8)	206,470	-	-		200	206,670
	466,020	149,855	25,000			466,220
STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)						
Capital stock (Note 5)						
Common stock, $0.0001 par value, 50,000,000 shares authorized						
9,296,275 (2004 – 7,521,275) shares issued and outstanding	930	100	100	200		930
Shares to be issued	44,000	-	-			44,000
Additional paid-in capital	4,048,942	-	-			4,048,942
Deficit accumulated during the development stage	(4,177,775)	(19,950)	(15,542)		19,955	(4,193,312)
	(83,903)	(19,850)	(15,442)			(99,440)
	$ 382,117	$ 130,005	$ 9,558			$ 366,780

The accompanying notes are an integral part of these consolidated financial statements

SOLAR ENERGY LIMITED
(A DEVLOPMENT STAGE COMPANY)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Solar Energy Six Months Ended June 30, 2005	Planktos, Inc. Five Months Ended June 30, 2005	D2 Fusion, Inc. Four Months Ended June 30, 2005	Proforma Adjustments Dr.	Proforma Adjustments Cr.	Proforma Consolidated June 30, 2005
	(Unaudited)	(Audited)	(Audited)			(Unaudited)
SALES	$ -	$ -	$ -			$ -
COST OF SALES	-	-	-			-
GROSS PROFIT	-	-	-			-
OPERATING EXPENSES						
General and administrative	274,555	15,542	19,950	45		310,092
TOTAL OPERATING EXPENSES	274,555	15,542	19,950			310,092
OPERATING LOSS	(274,555)	(15,542)	(19,950)			(310,092)
OTHER INCOME (EXPENSE)						
Other income	-	-	-		20,000	20,000
Interest income (expense)	100	-	-			100
TOTAL OTHER INCOME (EXPENSE)	100	-	-			20,100
NET INCOME (LOSS)	$ (274,455)	$ (15,542)	$ (19,950)			$ (289,992)
BASIC NET LOSS PER SHARE	$ (0.03)	$ (0.02)	$ (0.03)			
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	8,332,049	767,956	662,983			

The accompanying notes are an integral part of these consolidated financial statements

SOLAR ENERGY LIMITED
(A DEVLOPMENT STAGE COMPANY)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Solar Energy Fiscal Year Ended December 31, 2004	Planktos, Inc. Fiscal Year Ended December 31, 2004	D2 Fusion, Inc. Fiscal Year Ended December 31, 2004	Proforma Adjustments Dr.	Proforma Adjustments Cr.	Proforma Consolidated December 31, 2004
	(Audited)	(Audited)	(Audited)			(Audited)
SALES	$ -	$ -	$ -			$ -
COST OF SALES	-	-	-			-
GROSS PROFIT	-	-	-			-
OPERATING EXPENSES						
General and administrative	167,908	-	-			167,908
TOTAL OPERATING EXPENSES	167,908	-	-			167,908
OPERATING LOSS	(167,908)	-	-			(167,908)
OTHER INCOME (EXPENSE)						
Minority interest	1,238	-	-			1,238
Other income	10,000	-	-			10,000
Interest income (expense)	(1,725)	-	-			(1,725)
Write off patents	(39,648)	-	-			(39,648)
Write off goodwill	(14,118)	-	-			(14,118)
Gain (loss) on sale of subsidiary	120,711	-	-			120,711
TOTAL OTHER INCOME (EXPENSE)	76,458	-	-			76,458
NET INCOME (LOSS)	$ (91,450)	$ -	$ -			$ (91,450)
BASIC NET LOSS PER SHARE	$ (0.02)	$ (0.00)	$ (0.00)			
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	7,354,886	-	-			

The accompanying notes are an integral part of these consolidated financial statements

SOLAR ENERGY LIMITED
(A DEVELOPMENT STAGE COMPANY)

NOTES TO PRO FORMA INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005
(Unaudited)

NOTE 1 - Summary of Transaction

On August 10, 2005, the Company entered into a stock purchase agreement with Russ George, the President of Planktos, Inc., to acquire 100% of the issued and outstanding stock of Planktos, Inc. ("Planktos") for the purchase price of $1,500,000 by issuing a 5-year term convertible debenture bearing an interest rate of 5%. The interest is payable only in the event that Planktos realizes net income from operations. The debenture is convertible into the Company's shares at 10% below market, not to exceed $1.00, twelve months after the execution of the agreement until the expiration of the debenture. On November 5, 2005, Russ George converted the debenture for 1,500,000 shares at a deemed price of $1.00 per share, as per the terms of the agreement, no interest was payable.

On August 18, 2005, the Company entered into a stock purchase agreement with Russ George, the President of D2Fusion, to acquire 100% of the issued and outstanding stock of D2Fusion, Inc. ("D2Fusion") for the purchase price of $2,000,000 by issuing a 5-year term convertible debenture bearing an interest rate of 5%. The interest is payable only in the event that D2Fusion realizes net income from operations. The debenture is convertible into the Company's shares at 10% below market, not to exceed one dollar ($1.00), twelve months after the execution of the agreement until the expiration of the debenture. On November 5, 2005, Russ George converted the debenture for 2,000,000 shares at a deemed price of $1.00 per share, as per the terms of the agreement, no interest was payable.

NOTE 2 – Management Assumptions

The pro forma balance sheets and statements of operations assume the three Companies were consolidated as of January 1, 2005.

All intercompany accounts for assets, liabilities and equity for each Company have been eliminated as of June 30, 2005.